Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SCIENCE 37 HOLDINGS, INC.
Science 37 Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.
The name of the Corporation is Science 37 Holdings, Inc. The Corporation was incorporated under the name LifeSci Acquisition II Corp. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 18, 2019 (the “Original Certificate”).

2.
An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on November 20, 2020 (the “Amended Certificate”).

3.
A Second Amended and Restated Certificate of Incorporation, which amended and restated the Amended Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on October 6, 2021 (as amended from time to time, the “Existing Certificate”).

4.	ARTICLE IV of the Existing Certificate of the Corporation is hereby amended to add the following paragraph at the end of Article IV as a new Section C:

C.	Reverse Stock Split.
Upon the effectiveness of the Certificate of Amendment of the Certificate of Incorporation adding this Section C (the “Effective Time”), each twenty (20) shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share, without any further action by the Corporation or the respective holders thereof (such combination, the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split. Any fractional shares that would otherwise be issuable as a result of the Reverse Stock Split will be rounded up to the nearest whole share. The number of authorized shares of Common Stock of the Corporation and the par value of the Common Stock shall remain as set forth in the Second Amended and Restated Certificate of Incorporation.

5.	The foregoing amendment has been duly approved by the Board of Directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

6.	The foregoing amendment has been duly approved by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

7.	This Certificate of Amendment shall become effective at 12:01 a.m. Eastern time on December 8, 2023.
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Exhibit 3.1
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer of the Corporation as of December 4, 2023.

SCIENCE 37 HOLDINGS, INC.

By:	/s/ David Coman
David Coman
Chief Executive Officer